UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

Concord Acquisition Corp II
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)

20607U108
(CUSIP Number)

May 24, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20607U108	SCHEDULE 13G	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cantor Fitzgerald Securities
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,824,995 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,824,995 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,824,995 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON PN

FOOTNOTE:

* N/A

CUSIP No. 20607U108	SCHEDULE 13G	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cantor Fitzgerald, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,824,995 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,824,995 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,824,995 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON PN

FOOTNOTES:

* N/A

CUSIP No. 20607U108	SCHEDULE 13G	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CF Group Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,824,995 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,824,995 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,824,995 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON CO

FOOTNOTES:

* N/A

CUSIP No. 20607U108	SCHEDULE 13G	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Howard W. Lutnick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,824,995 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,824,995 *

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,824,995 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON IN

FOOTNOTE:

* N/A

CUSIP No. 20607U108	SCHEDULE 13G	Page 6 of 10

Item 1(a).	Name of Issuer:

Concord Acquisition Corp II

Item 1(b).	Address of Issuer’s Principal Executive Offices:

477 MADISON AVENUE NEW YORK NY 10022

Item 2(a).	Name of Person Filing:

Cantor Fitzgerald Securities, Cantor Fitzgerald, L.P., CF Group Management, Inc. and Howard W. Lutnick (collectively, the “Reporting Persons”).
Item 2(b).	Address of Principal Business Office or, if none, Residence:

110 East 59th Street New York, New York 10022
Item 2(c).	Citizenship:

Cantor Fitzgerald Securities is a general partnership formed in New York, Cantor Fitzgerald, L.P. is a Delaware limited partnership, CF Group Management, Inc. is a New York corporation and Mr. Lutnick is a citizen of the United States of America.

Item 2(d).	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

20607U108

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

CUSIP No. 20607U108	SCHEDULE 13G	Page 7 of 10

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of May 24, 2022, the Reporting Persons may be deemed to beneficially own an aggregate of 1,824,955 shares of Class A Common Stock, par value $0.0001 per share (“Common Stock”) of Concord Acquisition Corp II (the “Issuer”), representing 6.5% of the Issuer’s outstanding Common Stock.

The percentage of the Common Stock held by the Reporting Persons is based on 28,009,750 shares of Common Stock outstanding as of May 6, 2022 as reported in the Issuer’s Form 10-Q for the fiscal quarter ended March 31, 2022 filed with the Securities and Exchange Commission on May 10, 2022 and assumes no exercise of warrants, if any, held by the Reporting Persons.

Cantor Fitzgerald Securities ("CFS") is the record holder of certain of the securities reported herein.

CF Group Management, Inc. ("CFGM") is the managing general partner of Cantor Fitzgerald, L.P. ("Cantor") and directly or indirectly controls the managing general partners of CFS. Mr. Lutnick is Chairman and Chief Executive of CFGM and trustee of CFGM's sole stockholder. Cantor, indirectly, holds a majority of the ownership interests of CFS. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by CFS. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

CUSIP No. 20607U108	SCHEDULE 13G	Page 8 of 10

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

  By signing below the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 20607U108	SCHEDULE 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2022

CANTOR FITRZGERALD SECURITIES

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chief Executive Officer
CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chief Executive Officer

By:	/s/ Howard W. Lutnick
Howard W. Lutnick

[Schedule 13G – Concord Acquisition Corp II – June 2022]

CUSIP No. 20607U108	SCHEDULE 13G	Page 10 of 10

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of June 3, 2022, by and among the Reporting Persons